EXHIBIT 12.1
DEAN FOODS COMPANY
Computation of Ratio of Earnings to Fixed Charges for the Nine Months Ended September 30, 2005 and 2004 and for the Years Ended December 31, 2004, 2003, 2002, 2001 and 2000.

	Nine Months Ended
	September 30		Year Ended December 31
	2005	2004	2004	2003	2002	2001	2000
Income from continuing operations before income taxes	$325,691	$253,195	$388,871	$449,098	$295,564	$206,145	$237,483
Fixed charges:
Interest expense	121,912	158,068	166,287	173,945	188,990	96,549	107,075
Portion of rentals (33%)	30,419	28,193	40,559	37,590	38,891	28,967	22,183
Capitalized interest	3,382	2,284	3,280	3,269	1,467	3,211	3,515

Total fixed charges	155,713	188,545	210,126	214,804	229,348	128,727	132,773

Income from continuing operations before income taxes and fixed charges less capitalized interest and equity in earnings of unconsolidated affiliates	$478,022	$439,212	$595,717	$660,389	$531,344	$355,281	$355,288

Ratio of income to fixed charges	3.07	2.33	2.84	3.07	2.32	2.76	2.68